SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



08054038

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-32971

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fox Chase Bank 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fox Chase Bancorp, Inc.
4390 Davisville Road
Hatboro, PA 19040

REQUIRED INFORMATION

Items 1-3. The Fox Chase Bank 401(k) Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS

Fox Chase Bank 401(k) Retirement Plan Financial Statements



Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Fox Chase Bank 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Fox Chase Bank 401(k) Retirement Plan (Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as of December 31, 2006.

Beard Miller Company LLP

Beard Miller Company LLP
Reading, Pennsylvania
June 23, 2008

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006 (Unaudited)
Assets		
Investments, at fair value:		
Cash and money market funds	$ 5	$ 46,261
Mutual funds	1,069,049	985,473
Common collective trust funds	650,776	288,837
Common stocks	495,890	444,029
Participant loans	1,661	-
	2,217,381	1,764,600
Receivables:		
Accrued interest and dividends	13	14,610
Total Assets	2,217,394	1,779,210
Liabilities		
Excess contributions	(220)	(3,154)
Total Liabilities	(220)	(3,154)
Net Assets Available for Benefits at Fair Value	2,217,174	1,776,056
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	934	-
Net Assets Available for Benefits	$2,218,108	$1,776,056

See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

	2007
Investment Income	
Net depreciation in fair value of investments	$ (31,348)
Interest and dividends	58,269
	26,921
Contributions	
Participants	461,209
Rollovers	2,934
Employer	98,771
	562,914
Benefits Paid to Participants	(135,818)
Administrative Expenses	(11,965)
Net Increase	442,052
Net Assets Available for Benefits - Beginning of Year	1,776,056
Net Assets Available for Benefits - End of Year	$2,218,108

See notes to financial statements.

Note 1 - Description of Plan

The following brief description of the Fox Chase Bank 401(k) Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established as of January 1, 1995, and amended, thereafter, several times with the last amendment as of July 1, 2006. The Plan is a contributory defined contribution plan covering substantially all full-time employees of Fox Chase Bank (Company) who have completed one month of service and are not otherwise excluded. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee is eligible to become a participant in the Plan on the first day of the month following the date eligibility requirements are met, which is generally after one month of service.

Contributions

There are four types of contributions that can be added to a participant's account: an employee salary deferral contribution, a catch up contribution, an employer matching contribution and amounts representing distributions from other qualified defined benefit or contribution plans (a rollover contribution).

Participants may contribute up to 25% of their annual pre-tax compensation by way of a salary deferral contribution. The Company contributes an amount equal to 33-1/3% of the participant's salary deferral contributions of the first 6% of the contribution, up to a maximum of 2% of the participant's salary.

The participants may direct their accounts into various investment options. Employees must meet certain requirements to receive an allocation of the employer matching contribution. Contributions are subject to certain limitations.

Participants' Accounts

Each participant's account will reflect the investment performance of the investment fund or funds in which the participant is invested. Dividends and interest earned within each investment fund are reinvested in that fund. The expense of managing each investment fund, including management fees and other transaction costs, are charged against the total assets of the applicable fund. In addition, the Plan Trustee may charge participants an administration fee in connection with the offering of certain investment funds.

Requirements for Vesting

Prior to January 1, 2007, employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service. On and after January 1, 2007, employees are credited with a year of service for each plan year during which they have at least 365 days of employment measured from the date of hire.

Note 1 - Description of Plan (Continued)

Vesting

A participant is 100% vested at all times in the participant's salary deferral account, catch up contribution account (if any), rollover contribution account (if any) and any investment income they may have earned on such accounts regardless of the number of years of service. If participants cease to be employed by the Company, other than by retirement, disability, or death, the vested interest in the remainder of their accounts, including earnings on employer matching contributions, is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
Less than 1 year	0%
1 year but less than 2	20
2 years but less than 3	40
3 years but less than 4	60
4 years but less than 5	80
5 years or more	100

Payment of Benefits

Upon retirement, disability, death or other termination of service, distributions will be paid as soon as administratively possible as follows:

(1) if the value of the participant account is $1,000 or less, the benefits will automatically be paid in the form of a single cash payment;
(2) if the value of the participant account exceeds $1,000 and is less than or equal to $5,000, the Plan Administrator will transfer the value of the participant accounts to a rollover Individual Retirement Account (IRA) established on the participant's behalf by the Plan Administrator;
(3) if the value of the participant account exceeds $5,000, the benefits will automatically be paid at the normal retirement date in the form of a single cash payment;

In lieu of the above, retired or disabled participants have the right to receive benefits in a (a) single cash payment, (b) deferred payment or (c) rollover.

Upon the death of a participant, the full value of the vested plan accounts will be paid to the participant's spouse or designated beneficiary of record.

Upon termination of service other than by retirement, disability, or death, the participants have the right to receive vested benefits in a (a) single cash payment or (b) rollover.

No distributions were due participants at December 31, 2007 and 2006, respectively.

Note 1 - Description of Plan (Continued)

Participant Loans

Loans are available to participants of the Plan and are subject to approval by the Plan Administrator. Loans may not exceed the greater of $50,000 or one-half of a participant's nonforfeitable account balance. Participants may not have more than one (1) outstanding loan at any time. Loans bear interest on the unpaid principal, and must be repaid in a term of no less than one year or no greater than five years unless the loan is used to acquire a principal residence, which term may not exceed fifteen years. Interest is payable at the "prime rate" of interest as published in the Wall Street Journal on the first day of the month in which the loan was made, rounded up to the nearest quarter percent (1/4%), plus one percent (1%). The minimum loan amount is $1,000.

Administrative Costs

The Company absorbs ordinary administrative costs of the Plan such as fees for legal, accounting, consulting and trust services. The expenses of managing each investment fund, including investment management fees and other transaction costs, are charges against the total assets of the applicable fund. In addition, the Plan Trustee may charge participants an administration fee in connection with the offering of certain investment funds.

Forfeited Accounts

As of December 31, 2007, forfeited employer matching non-vested accounts amounted to $16,311. Forfeitures of employer matching non-vested accounts are used to offset part of the Employer's future matching contributions. During the year ended December 31, 2007, forfeitures applied against employer contributions amounted to $7,854.

Hardship Withdrawal

A hardship withdrawal is a distribution taken to satisfy an immediate and heavy financial need that cannot be satisfied from other financial resources. Hardship withdrawals are permitted from the Plan with proper approval from the Plan Trustee. Amounts withdrawn for hardships may not be redeposited to this or any other Plan maintained by the Company, and they may not be rolled over to either an IRA or another qualified retirement plan. Hardship withdrawals of approximately $2,325 were taken during the year ended December 31, 2007.

New Accounting Policies

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP) required adoption at December 31, 2006 for investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan adopted this FSP as of December 31, 2006, however there was no material impact on the financial statements.

Valuation of Investments

The Plan's investments are stated at fair value. Investments in money market funds, mutual funds, and common stocks are stated at fair value by reference to quoted market prices. Investments in common collective trust funds and pooled separate accounts are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the trust or pooled separate account. Therefore, the value of the common collective trust funds and pooled separate accounts are deemed to be at estimated fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 3 - Investments

The following table presents the fair value of investments as of December 31:

Investments	2007	2006 (Unaudited)
At Fair Value as Determined by Quoted Market Prices:		
Cash and money market funds	$ 5	$ 46,261
Mutual funds:		
American Advantage Large Cap Value Instl Fund	154,901*	142,887*
American Funds Euro Pacific Growth Fund R5	140,871*	96,603*
American Funds Growth Fund of America	177,097*	182,229*
Fidelity Spartan 500 Index Fund Investor Class	188,321*	160,070*
Royce Pennsylvania Mutual Fund Investment Class C Fund	132,167*	145,274*
Vanguard Mid Cap Index Fund	171,810*	127,806*
Harbor Bond Institutional Class Fund	103,882	130,604*
	1,069,049	985,473
Equities:		
Fox Chase Bancorp, Inc. Common Stock	495,890*	444,029*
At estimated fair value:		
Common collective trust funds:		
Galliard/Wells Fargo Stable Fund C	293,975*, **	288,837*
Other common collective trust funds	356,801	-
	650,776	288,837
Loans to participants	1,661	-
Total Investments	$2,217,381	$1,764,600

* Investments represent 5% or more of the Plan's net assets available for benefits in the respective year.
** Contract value of $294,909

Note 3 – Investments (Continued)

The following presents the details of the net depreciation in fair value of investments for the years ended December 31, 2007. Amounts include realized gains and losses and appreciation or depreciation in the fair market value of the Plan's investments.

Investments	Year Ended December 31, 2007
Mutual funds	$ 22,485
Common collective trust funds	14,935
Fox Chase Bancorp, Inc. common stock	(68,768)
	$ (31,348)

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

Fox Chase Bank maintains the Fox Chase Bank 401(k) Retirement Plan, As Amended and Restated Effective July 1, 2006 ("Plan"). The Plan is patterned on the Retirement System Group Inc. Volume Submitter Profit Sharing Plan, which received an approval letter dated March 31, 2008, Letter Serial No. M579919a. In accordance with the approval letter, Fox Chase Bank may rely on the approval letter with respect to the qualification of the Plan under Internal Revenue Code ("Code") Section 401(a), as provided for in Rev Proc 2005-16. Fox Chase Bank intends to file for a favorable determination letter under Code section 401(a) within the time period as set forth in Rev Proc 2007-44.

Note 6 - Related Party and Party-in-Interest Transactions

Certain plan investments are shares of mutual funds managed by Retirement System Group, Inc., which is the parent company of RS Group Trust Company, the trustee as defined by the Plan, and, therefore, these transaction qualify as party-in-interest transactions. The Plan also owns shares of the stock of Fox Chase Bancorp, Inc. (the "Holding Company"). Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in net assets available for plan benefits as administrative expense. The Company pays for fees for accounting and other administrative services.

Participants may elect to invest in common stock of the Holding Company (the "stock"). These transactions qualify as related party and party-in-interest transactions. Total purchases related to the stock at market value for 2007 and 2006 were approximately $86,000 and $349,000 (unaudited), respectively. Total sales related to the stock at market value for 2007 and 2006 were $0 and $22,000 (unaudited), respectively.

Note 7 - Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the year ended December 31, 2007 and 2006, the Plan reimbursed excess contributions to its participants during 2008 and 2007 in the amount of $220 and $3,154 (unaudited), respectively. The excess contributions are recorded as a liability as of December 31, 2007 and 2006 and as a reduction of participant's contributions for the years ended December 31, 2007 and 2006.

Note 8 - Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements to Form 5500 consists of the following as of December 31:

	2007	2006 (Unaudited)
Net assets available for benefits per the financial statements	$2,218,108	$1,776,056
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(934)	-
Amounts reimbursed to participants as excess contributions	220	3,154
Net assets available for benefits per the Form 5500	$2,217,394	$1,779,210

A reconciliation of investment income according to the financial statements to Form 5500 consists of the following for the year ended December 31:

	2007
Investment income per the financial statements	$ 26,921
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(934)
Investment income per the Form 5500	$ 25,987

A reconciliation of contributions from participants according to the financial statements to Form 5500 consists of the following for the year ended December 31:

	2007
Contributions from participants per the financial statements	$ 461,209
Amounts reimbursed to participants per the financial statements	220
Contributions from participants per the Form 5500	$ 461,429

Note 8 - Reconciliation of Financial Statements to Form 5500 (Continued)

A reconciliation of net increase in assets available for benefits according to the financial statements to Form 5500 consists of the following for the year ended December 31:

	2007
Net increase in assets available for benefits per the financial statements	$ 442,052
Net corrective distributions refunded per the Form 5500	(2,934)
Adjustment from fair value to contract value for investment contracts	(934)
Net income per the Form 5500	$ 438,184

Note 9 – Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

Fox Chase Bank 401(k) Retirement Plan

Schedule of Assets (Held at End of Year)
Form 5500 Schedule H - Line 4i
Employer Identification Number: 23-0593755
PN: 002
December 31, 2007

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par, or maturity value	(d) *** Cost	(e) Current Value
	American Funds	American Advantage Large Cap Value Instl Fund (I)	N/A	$ 154,901
	American Funds	American Funds Euro Pacific Growth Fund (R5)	N/A	140,871
	American Funds	American Funds Growth Fund of America (R5)	N/A	177,097
	Fidelity	Fidelity Spartan 500 Index Fund Investor Class (I)	N/A	188,321
*	Fiserv Trust Co.	Money Market Account	N/A	5
*	Fox Chase Bancorp, Inc.	Common Stock	N/A	495,890
**	Wells Fargo Bank, N.A.	Galliard/Wells Fargo Stable Fund (C)	N/A	294,909
	Harbor Funds	Harbor Bond Institutional Class Fund (I)	N/A	103,882
	Royce Funds	Royce Pennsylvania Mutual Fund Investment Class C Fund (Inv)	N/A	132,167
*	Fiserv Trust Co.	Sunrise Retirement Balanced Equity Fund	N/A	104,142
*	Fiserv Trust Co.	Sunrise Retirement Balanced Fund	N/A	67,991
*	Fiserv Trust Co.	Sunrise Retirement Diversified Equity & Income Fund	N/A	63,250
*	Fiserv Trust Co.	Sunrise Retirement Diversified Equity Fund	N/A	14,982
*	Fiserv Trust Co.	Sunrise Retirement Diversified Income Fund	N/A	106,436
	Vanguard	Vanguard Mid Cap Index Fund (Inv)	N/A	171,810
*	Participant Loans	Interest Rate 9.25%	N/A	1,661
		Total Investments:		$ 2,218,315

* Party-in-interest
** Stable Return Fund fair value is $293,975
*** Historical cost has not been presented since all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2008

Fox Chase Bank 401(k) Retirement Plan

By: 

Mary Regnery
Plan Administrator

INDEX TO EXHIBITS

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-138175) of Fox Chase Bancorp, Inc. of our report dated June 23, 2008 relating to the financial statements and schedule of the Fox Chase Bank 401 (k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Beard Miller Company LLP

Beard Miller Company LLP
Reading, Pennsylvania
June 25, 2008

END